December 6, 2022

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the TrueShares Eagle
Global Renewable Energy Income ETF a series of Listed Funds Trust, under the
Exchange Act of 1934.

Sincerely,

